June 5, 2007

William Thompson

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  Comment letter dated May 10, 2007

The Dixie Group, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed March 9, 2007

Form 10-Q for the Period Ended March 31, 2007

Filed May 7, 2007

File No.0-2585

Dear Mr. Thompson:

The following is our reply to your letter dated May 10, 2007, responding to our letter dated May 1, 2007, regarding our Form 10-K for the Fiscal Year Ended December 30, 2006.  For ease of reference, we have reproduced below your comments in the order in which they were presented in your letter, and have presented our replies to those comments below each such comment.

Form 10-K for Fiscal Year Ended December 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 32

1.

We considered your response to comment four from our letter dated April 17, 2007.  We believe that any presentation of cash flows from discontinued operations must meet the disclosure requirements of paragraph 14 of SFAS 95.   In this regard, cash payments to governments for taxes should be classified as operating activities whether the cash payments relate to continuing operations or discontinued operations.  Please tell us why your classification complies with paragraph 23(c) of SFAS 95.  To the extent that you determine that classification in cash flows from operating activities is appropriate please revise, or with reference to SAB Topic 1:M, tell us why you believe a revision is not necessary.

Reply:

We believe the classification is not material to the consolidated financial statements, taken as a whole, when considering the criteria in SAB Topic 1:M.

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

A revision would reduce cash flows from operating activities for the year ended December 25, 2004 and increase cash flows from investing activities by $10.23 million.  Such a reclassification would not result in a change to the Company’s total cash flows for 2004 and would not change any line items in any other financial statement.  The taxes paid relating to the sale of the business were clearly identified in our consolidated statements of cash flows as “Income taxes paid related to the sale of a business.” The proceeds from the sale of the business were appropriately reflected in cash flows from investing activities in the 2003 consolidated statement of cash flows.

The relevant qualitative factors considered in our evaluation of materiality are the following: the assets sold and associated cash flows are not recurring events and did not play a role in our on-going business; our consolidated balance sheet and income statement, total cash flow, and consolidated statements of stockholders' equity were not affected by the classification; and, the presentation had no bearing on regulatory compliance, compliance with loan covenants or other contractual obligations.  Finally, the classification did not affect any financial awards granted to associates of the Company or related parties, did not result in a change compared to analysts’ expectations, did not present an indication of possible “income-smoothing” or masking of a change in earnings or other trends, and the only registration statements that were in effect between 2004 and 2006 were registration statements on Form S-8, relating to securities offered pursuant to various incentive plans.

We reported the cash flow from the taxes paid on the sold business in order to present the most clear view of all cash transactions related to the sale of the business; for these reasons, we do not believe a revision to the 2004 consolidated statement of cash flows is necessary.  If the Staff believes a revision is necessary, we request that any such revision only be required in future filings that include a cash flow statement for 2004.

Notes to Consolidated Financial Statements, page 34

Note D, Discontinued Operations, page 39

2.

We considered your response to comment five from our letter dated April 17, 2007 and we re-issue a portion of our previous comment.  Please tell us why the settlement of the pension plan of your former textile business sold in 1999 is directly related to the disposal of the segment and properly classified in discontinued operations.  In your response specifically address the provisions of paragraph 16 in the original pronouncement of SFAS 88 and demonstrate the cause-and-effect relationship as clarified by the answers to Question 37 in the FASB Special Report, A Guide to Implementation of Statement 88 on Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits: Questions and Answers.  Refer to paragraph B115 of SFAS 144.  To the extent that you determine that classification of the settlement loss in continuing operations is appropriate please revise or, with reference to SAG Topic 1:M, tell us why you believe a revision is not necessary.

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

Reply

For the reasons set forth below, we believe that the expenses of our defined benefit retirement plan for participants that had been employed in our discontinued textile business segment were directly related to the disposal of that business segment.  We believe the defined benefit pension plan cost associated with such textile participants was properly accounted for as a change in estimate of pension settlement expenses for the discontinued operations under paragraphs 15-17 of APB Opinion No. 30 (“APB 30”).

Our textile business segment was discontinued in 1998 when the Company committed to a formal plan to discontinue this business segment.  The disposal of this business segment was accomplished through the sale of each of the facilities remaining when the operations of this business segment were discontinued and held for sale.  The sale of these operations in 1998 and 1999 directly resulted in the termination of substantially all of the associates that were employed at the facilities we sold and settlement of their obligations under the defined benefit retirement plan (“the Plan”).  Under the provisions of the Plan, we had an obligation to provide lump-sum payout options to all terminated associates.  The form and timing of the payout in settlement of their rights was at the discretion of the participants, and not within our discretion.  Each sale agreement that we entered into required that the purchaser of the assets offer continued employment to substantially all the associates who worked at such facilities.  Each agreement also contained either affirmative representations by us that we would terminate such associates effective as of the date of closing, or required that we terminate such employees to permit them to be hired by the purchaser of the facility.

Facts related to the segment disposal and the defined benefit plan are as follows:

o

The Company began selling or closing the facilities included in its textile segment in the late 1980s.  During the period 1988 through 1999, the Company sold or closed over 20 textile related facilities.  Pension settlement expenses related to terminating the textile employees were recorded as an expense of the  segment.

o

In 1988, approximately 7,600 textile employees were included in the Company’s defined benefit plan, and all participants in the plan were employees of the Company’s textile business segment.  The plan was frozen in 1993, which prohibited employees of the eight carpet manufacturing acquisitions we made in 1993 through 2000 from participating in this plan.  After the textile segment was discontinued in 1998, three carpet yarn plants, with approximately 500 employees, became a part of our ongoing carpet manufacturing business segment. The employees of these three facilities were the only employees in our carpet manufacturing business segment that ever participated in the Plan.

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

o

In 1998, the Company committed to a formal plan to dispose of the textile business segment and sell all remaining textile assets.  We publicly disclosed our intention to dispose of the textile business segment.  At that time, there were 6 textile plants that remained, employing approximately 1,000 associates.  Approximately 2,800 employees remained in the Plan, down from the original 7,600 textile employees.  Of those that were left, approximately 500 were employees of the Company’s continuing operations (the carpet manufacturing business referred to above).  The remainder were current or former employees of the facilities in the textile segment.

o

When the decision to dispose of the textile business segment was made, it was apparent to the Company that as each of the remaining textile facilities were sold, all active textile employees at such facilities would be terminated.  Under the terms of the Plan, all terminated employees automatically had the right to elect a lump sum settlement option in payment of their vested benefits.

o

It was also true that any previously terminated textile employees that had not yet made an election as to form of benefit, also had the option to make a lump sum election under the Plan, and over 1,000 former employees were in this category at this time.  Over 14 facilities had been sold or closed prior to the Company’s decision to exit the segment and dispose of the remaining facilities.

When we committed to a formal plan to dispose of our textile business segment, we estimated and recorded a disposal loss for the textile discontinued operations that included the additional settlement liability to reflect the estimated settlement of obligations for all textile participants in the Plan.

Facts related to the estimate are as follows:

o

When the Company discontinued its textile segment, it reasonably believed that, in addition to the employees it would be terminating, a substantial number of former textile employees that had already been terminated would exercise their right to take a lump sum settlement from the Plan.  The Company accordingly estimated the cost of such settlement for all terminated textile employees and textile employees to be terminated when the remaining facilities were sold as of the date it committed to a plan to discontinue the textile segment.

o

The estimate was based on the Company’s experience during the course of its prior facility sales and related employee terminations, which showed that substantially all terminated employees who made an election would elect the lump sum benefit after being terminated.

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

o

When the Company announced in 1998 that it was discontinuing its textile operations and exiting the segment, the pace of elections among these previously terminated employees accelerated.  The acceleration of elections indicated that employees who had not made their election were concerned that their retirement benefit might be in jeopardy once the operations of the business segment were discontinued.

o

The Company’s expectation was that all previously terminated employees would contact the Company and make their elections under the Plan.

o

Therefore, when it announced that the remaining textile facilities would be sold, the Company expected substantially all active employees to make the election after their termination and it expected substantially all previously terminated employees that as yet had made no election to “step forward” and make their election.  The Company expected that the election would be the lump sum settlement option.

To reiterate:

o

The Company was required to terminate the textile employees as it sold the facilities.

o

The lump sum option was available to all terminated textile employees.

o

The Company’s experience was that a substantial majority (well over 90%) that made elections elected the lump sum option.

o

The acceleration in elections among previously terminated employees caused the Company to believe that the majority of such textile employees would make the lump sum election as a result of the announcement of the discontinuance of the operations.

Facts related to the revision of the estimate are as follows:

•

The terminated textile employees did not make their elections as quickly as anticipated, and a number of the previously terminated employees made no election, and could not be located despite the Company’s best efforts.  The Company attempted to locate these employees immediately following the sale of the remaining facilities, and ultimately engaged a specialist to assist in the process of locating such employees.  Approximately 350 employees could not be located.  Therefore, the delay experienced in settling the balance of these obligations was beyond the Company’s control, up to and including the final termination of the defined benefit plan.

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

•

The amount charged to discontinued operations was clearly related to the discontinued textile segment: over 88% of the final settlement amount was paid to terminated employees of the Company’s discontinued textile segment or to the United States Pension Benefit Guarantee Corporation, or PBGC, on behalf of terminated employees of the Company’s discontinued textile segment that could not be located; of the approximately 948 employees whose benefits were paid when the PBGC permitted the final payout in 2006, 811, or 86% were terminated textile employees – i.e., employees of the discontinued operations.  The remaining 137 employees are a part of our continuing carpet manufacturing operations and the cost related to these employees was appropriately included in continuing operations.

The amount charged to discontinued operations in 2006 represented the change in the estimate of the liability for retirement benefits for the terminated employees of our discontinued textile business segment initially recorded in 1998.  We recorded this expense in 2006 when all contingencies related to the estimate were resolved.

Analysis under the Accounting Literature:

•

The Company views the matter as an adjustment to additional pension costs originally estimated and properly recorded in 1998 under APB 30.

o

Paragraph  51 of SFAS 144 requires the Company to continue its treatment of the segment disposal in accordance with the requirements of APB 30.1

o

Paragraph 16 of SFAS 88 reiterates this conclusion.2

o

APB 30 - Paragraph 15 requires an estimate of loss with respect to the discontinued operation at the measurement date:3

o

APB 30 - Paragraph 17 requires that the estimate include an estimate of additional pension costs.4

▪

In calculating the 1998 loss on disposal of its textile segment the Company estimated an additional pension cost based on the assumption that all terminated employees in its textile segment would elect a lump sum settlement of their rights under the Plan.

•

The Company was required to record adjustments to its original estimate by Paragraph 25 of APB 30.5

o

Adjustments to this estimate of additional pension cost were made to reflect changes in actual cost to the Company caused by: (i) investment performance of the assets in the plan prior to payout; (ii) the delay in electing a settlement by

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

some of the terminated employees; (iii) the failure to make an election by a few of the terminated employees; and (iv) discount rates applicable when final settlements were made.  The delay in electing and failure to elect by some of the terminated textile associates magnified the effects of changes in investment performance and discount rates on the Company’s cost, and the adjustment to its estimate.  The ultimate amount of this adjustment is reflected in the final settlement of all remaining obligations to terminated employees of the textile segment under the Plan.  Over 88% of the final cost related to terminated employees of the discontinued textile segment.

These conclusions are not contradicted by SFAS 144, which focuses on a Company’s decision, or choice to settle pension obligations “coincidentally” at the time of a plant closing.6

As set forth in the discussion of facts above, the timing of settlement of the obligations was within the control of the terminated employees, and the delay in settling that obligation was not caused by delay on the part of the Company.

Finally, the termination of the textile employees gave rise to the expected settlement obligation, and the Company expected to incur that obligation shortly after it sold the remaining textile facilities.

We believe these facts establish a direct cause-and-effect relationship between the cost related to settlement of terminated textile employees under the Plan and the discontinuance and disposal of our textile business segment.  Because of the factors beyond our control, as outlined above, including the election option of participants in the Plan and our obligation to terminate the textile participants in the Plan, we believe changes in estimate were appropriately recorded within discontinued operations in 2006.

________________________________

1Long-lived assets (disposal groups) classified as held for disposal as a result of disposal activities that were initiated prior to this Statement’s initial application shall continue to be accounted for in accordance with the prior pronouncement (Statement 121 or Opinion 30) applicable for that disposal.

2 If the gain or loss measured in accordance with paragraphs 9, 10, 13, or 15 is directly related to a disposal of a segment of a business, it shall be included in determining the gain or loss associated with that event and recognized pursuant to the requirements of APB Opinion No. 30, Reporting the Results Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.

3 “If a loss is expected from the proposed sale of a segment, the estimated loss should be provide for at the measurement date (date at which management having authority to approve the action, committed itself to a formal plan to dispose of the segment).

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

The determination of whether a gain or loss results from the disposal of a segment of a business should be made at the measurement date based on estimates at that date of the net realizable value of the segment after giving consideration to any estimated cost and expenses directly associated with the disposal and, if a plan of disposal is to be carried out over a period of time and contemplates continuing operations during that period, to any estimated income or loss from operations.

The Board believes that the estimated amounts of income or loss from operation of a segment between measurement date and disposal date included in the determination of loss on disposal should be limited to those amounts that can be projected with reasonable accuracy.  In the unusual circumstance, it would be expected that the plan of disposal would be carried our within a period of one year from the measurement date and that such projections of operating income or loss would not cover a period exceeding approximately one year.”  The footnote to the quoted section makes clear the appropriate treatment of a revision to the estimate:  “Fn. – When disposal is estimated to be completed within one year and subsequently is revised to a longer period of time, any revision of the net realizable value of the segment should be treated as a change in estimate – see paragraph 25.”

4  Paragraph 17 states: “Costs and expenses directly associated with the decision to dispose include items such as severance pay, additional pension costs, employee relocation expenses….”

5  Paragraph 25 provides, as follows:  “Circumstances attendant to disposals of a segment of a business frequently require estimates, for example, of associated costs… based on judgments and evaluation of the facts known at the time of first accounting for the event (Measurement Date).  Each adjustment in the current period of a loss on disposal of a business segment that was reported in a prior period… should be separately disclosed as to year of origin, nature, and amount and classified separately in the current period in the same manner as the original item.

FASB 144 - Paragraph B112 – The SEC staff believe that the provisions of paragraph 25 apply only to adjustments that are necessary to reflect new information about events that have occurred that become available prior to disposal of the business, to reflect the actual timing and terms of the disposal when it is consummated, and to reflect the resolution of contingencies associated with that business.

6  Paragraph B115 of SFAS 144:  The requirement that a demonstrated cause-and-effect relationship exists incorporates guidance from Statement 88 related to the disposal of a segment of a business previously covered by Opinion 30.  Specifically, the answer to question 37 in the FASB Special Report, A Guide to Implementation of Statement 88 on Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, clarifies that a cause-and-effect relationship can be demonstrated if, for example, settlement of a pension benefit obligation for those employees affected by the sale is a necessary condition of the sale.  It further clarifies that ‘in a disposal of all or a portion of a line of business, the timing of a settlement may be at the discretion of the employer.  If the employer simply chooses to settle a pension benefit obligation at the time of sale, the resulting coincidence of events is not, in and of itself, an indication of a cause-and-effect relationship….”  In addition, the Board reasoned that a decision to settle later than one year after the disposal date is unlikely to be a direct consequence of the disposal transaction unless that decision is delayed beyond one year by events and circumstances beyond an entity’s control.

Form 10-Q for Quarterly Period ended March 31, 2007

Part 1. Financial Information, page 3

Mr. William Thompson

United States Securities and Exchange Commission

June 5, 2007

Item 4.  Controls and Procedures, page 16

3.

Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.  Please revise future filings accordingly.  Also, please confirm to us, if true, that there were no changes in your internal control over financial reporting during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Reply

We confirm to you that there were no changes in our internal control over financial reporting during the last fiscal quarter that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting. In future filings we will revise to make clear, if true, that there have been no changes in our internal control that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

We would be pleased to provide any further detailed information concerning the matters discussed that you feel may be helpful, and are available to discuss your comments and our reply.

Sincerely,

The Dixie Group, Inc.

By:   /s/ Gary A. Harmon

Chief Financial Officer